GLOBAL BRASS AND COPPER, INC.

475 N. Martingale Road Suite 1050

Schaumburg, IL 60173

September 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Global Brass and Copper, Inc.

Global Brass and Copper Holdings, Inc.

Chase Brass, LLC

Chase Industries, LLC

Chase Brass and Copper Company, LLC

GBC Metals, LLC

Olin Fabricated Metal Products, LLC

Bryan Metals, LLC

A.J. Oster, LLC

A.J. Oster Foils, LLC

A.J. Oster Caribe, LLC

A.J. Oster West, LLC

Registration Statement on Form S-4 (File No. 333-189221)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Global Brass and Copper, Inc. (the “Issuer”), Global Brass and Copper Holdings, Inc. (the “Company”) and certain of its direct and indirect subsidiaries (together with the Issuer and the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to September 6, 2013 at 3:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Lawrence G. Wee (212-373-3052) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

GLOBAL BRASS AND COPPER, INC.
GLOBAL BRASS AND COPPER HOLDINGS, INC.
CHASE BRASS, LLC
CHASE INDUSTRIES, LLC
CHASE BRASS AND COPPER COMPANY, LLC
GBC METALS, LLC
OLIN FABRICATED METAL PRODUCTS, LLC
BRYAN METALS, LLC
A.J. OSTER, LLC
A.J. OSTER FOILS, LLC
A.J. OSTER CARIBE, LLC
A.J. OSTER WEST

By:	/s/ Robert T. Micchelli
	Name:	Robert T. Micchelli
	Title:	Chief Financial Officer

cc:	Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

[Signature Page to Acceleration Request]